Exhibit 20




                   Merrimac Reports Fourth Quarter Results and
                         Fiscal 1999 Sales and Earnings


West Caldwell, N.J., March 22, 2000: Merrimac Industries, Inc. (Amex: MRM) today announced results for the fourth quarter and fiscal 1999.

Fourth quarter 1999 sales of $5,205,000 increased 44% compared to sales in the fourth quarter of the prior year of $3,615,000. A fourth quarter 1999 net loss of $162,000 was recorded compared to a net loss of $744,000, after giving effect to a restructuring charge of $327,000, for the fourth quarter of 1998. Diluted net loss per share was $.09 for the fourth quarter 1999 compared to a diluted net loss per share of $.42, after the restructuring charge of $.18 per share, reported for the fourth quarter of the prior year.

Fiscal 1999 sales of $20,397,000 increased slightly over fiscal 1998 sales of $20,102,000. Net income of $242,000 decreased 29%, compared to net income of $340,000, after accounting for the fiscal 1998 fourth quarter restructuring charge of $327,000. Diluted net income per share of $.14 decreased by $.05 compared to diluted net income per share of $.19, after accounting for the fiscal 1998 fourth quarter restructuring charge of $.18 per share. The Company entered the first quarter of fiscal 2000 with a backlog of $6.1 million, which is approximately the same amount as last year.

Chairman and CEO Mason N. Carter commented, "We achieved our internal plan in 1999 of optimizing our core business with a solid five percentage-point improvement in gross profit margin to 48%, while funding the advancement of market, product and process development of Multi-Mix(TM) Microtechnology for the wireless telecommunications industry, and increasing Filtran Microcircuits sales to the wireless microwave radio market.

"Our core business continues to benefit from the increasing concentration of content from our Costa Rica operation. We recently began to manufacture private label products and expect this relationship to be a model for other similar supply arrangements. In accelerating the transfer of greater levels of production to our Costa Rica operation, a reduction of West Caldwell workforce necessitated a first quarter 2000 restructuring. The lower operating cost in Costa Rica should allow us to achieve a greater market share in our traditional business segments."

Carter went on to state, "Technology reinvestment during fiscal 1999 was approximately $2,100,000 nearly double the amount from last year. We have significant commercial capacity currently and expect to have over four times that capacity by this year-end. Our media and communications plan is in place and will be focused exclusively at the wireless telecommunications market.

"We are working with all the major wireless infrastructure companies internationally and are making very good progress and expect to receive production orders this year. We were late entrants into this high growth market, by many years, but are closing the gap with outstanding technology and creative applications solutions."

The Company has repurchased approximately 56,000 shares of its common stock in fiscal 1999 under its stock repurchase program. The Company is authorized to repurchase up to 42,000 additional shares under the program, from time to time, depending on market conditions.

This press release contains statements relating to future results of Merrimac (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in Merrimac's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and Merrimac undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Merrimac Industries, Inc. and its subsidiary Filtran Microcircuits Inc., with locations in West Caldwell, NJ, San Jose, Costa Rica, and Ottawa, Ontario, Canada, have approximately 200 co-workers in the design and manufacture of signal processing components, gold plating of high-frequency microstrip, bonded stripline and thick metal-backed Teflon (PTFE) micro-circuitry, micro-multifunction modules (MMFM(TM)) and subsystems providing Total Integrated Packaging Solutions(TM) for high-performance, mission-critical applications in communications, defense, and aerospace markets. Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                   Fax:                   (973) 882-5989
         Chairman and CEO                  Email:            mnc@merrimacind.com
         Phone: (973) 575-1300, ext. 202   Internet:  http://www.merrimacind.com


Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: http://www.prnewswire.com .


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                            Merrimac Industries, Inc.
                Summary of Consolidated Statements of Operations

                                                                                  Quarter Ended
                                                                                   (Unaudited)
                                                                            January 1            January 2
                                                                               2000                 1999
                                                                     ----------------------------------------
Net sales                                                                     $5,205,000           $3,615,000
Gross profit                                                                   2,436,000            1,169,000
Selling, general and administrative expenses                                   2,134,000            1,648,000
Research and development                                                         572,000              307,000
Interest and other expense (income), net                                          75,000             (43,000)
Income (loss) before income taxes                                              (345,000)       (a)(1,253,000)
Provision (credit) for income taxes                                            (183,000)       (a)  (509,000)
Net income (loss)                                                              (162,000)       (a)  (744,000)

Net income (loss) per common share - basic                                        ($.09)           (a) ($.42)
Net income (loss) per common share - diluted                                      ($.09)           (a) ($.42)

Weighted average number of shares outstanding - basic                          1,739,000            1,788,000
Weighted average number of shares outstanding - diluted                        1,749,000            1,789,000


                                                                                    Year Ended
                                                                                   (Unaudited)
                                                                            January 1            January 2
                                                                               2000                  1999
                                                                     -----------------------------------------
Net sales                                                                    $20,397,000          $20,102,000
Gross profit                                                                   9,781,000            8,554,000
Selling, general and administrative expenses                                   7,188,000            6,681,000
Research and development                                                       2,096,000            1,053,000
Interest and other expense (income), net                                         220,000            (110,000)
Income before income taxes                                                       277,000          (a) 420,000
Provision for income taxes                                                        35,000          (a)  80,000
Net income                                                                       242,000          (a) 340,000

Net income per common share - basic                                                 $.14             (a) $.19
Net income per common share - diluted                                               $.14             (a) $.19

Weighted average number of shares outstanding - basic                          1,747,000            1,766,000
Weighted average number of shares outstanding - diluted                        1,766,000            1,805,000

(a) Reflects the effects of a restructuring charge of $510,000 which reduced net income by $327,000 or $.18 per share for the fourth quarter and fiscal 1998.